UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-37871

Gridsum Holding Inc.

South Wing, High Technology Building

No. 229 North 4th Ring Road
Haidian District, Beijing 100083
People’s Republic of China

(86-10) 8261-9988

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously reported, on May 5, 2018, Gridsum Holding Inc. (the “Company”) issued to FutureX Innovation SPC (the “FutureX”) a convertible note in the principal amount of $40.0 million due November 5, 2019 (the “Original Note”), and bearing interest at the rate of 2.80% per year. On March 3, 2020, the Company entered into an extension agreement with FutureX, pursuant to which the parties agreed, among other things, to extend the maturity date of the Note to May 31, 2020 (the Original Note as so amended and supplemented, the “Note”). The Company has not yet repaid the Note.

On October 22, 2020, the Company entered into a settlement agreement (the “Settlement Agreement”) in respect of the Note with FutureX, Gridsum Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Gridsum Growth Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands that is a wholly owned subsidiary of Parent (“Merger Sub”) and Kang Bo Si Nan (Beijing) Technology Co., Ltd., a company with limited liability incorporated under the laws of the People’s Republic of China (“Sponsor”).

Pursuant to the Settlement Agreement, the Company shall pay or cause to be paid to FutureX a lump sum amount in cash equal to US$46,000,000 (the “Settlement Amount”) on the earliest of (i) the closing of the merger of Merger Sub with and into the Company, with the Company being the surviving company (the “Merger”), pursuant to the Agreement and Plan of Merger dated September 30, 2020 by and among the Company, Parent and Merger Sub (the “Merger Agreement”), or any other transaction having a similar effect, (ii) the termination of the Merger Agreement, and (iii) March 31, 2021, which may be extended to June 30, 2021 by mutual written consent of the Company and FutureX solely for the purpose of satisfying certain closing conditions set forth in the Merger Agreement (such earliest date, the “Settlement Date”). The equity commitment by Sponsor under the equity commitment letter issued by Sponsor on September 30,2020 to Gridsum Group Limited and Parent in connection with the Merger Agreement is permitted to be used to fund the Settlement Amount. Upon full payment of the Settlement Amount in accordance with the Settlement Agreement, the Company will be deemed to have satisfied and discharged in full and be released from its obligations under the Note.

Under the Settlement Agreement, FutureX agrees that, between October 22, 2020 and the Settlement Date, it will not initiate any arbitration proceedings in Hong Kong or serve any statutory demand on the Company in the Cayman Islands, or engage in any other punitive legal or other action against the other parties to the Settlement Agreement which would prevent the consummation of the Merger in accordance with the Merger Agreement, in each case based on any claim arising from any event of default or breach for non-payment of principal or interest under the Note.

The Settlement Agreement is included as Exhibit 99.1 to this Form 6-K. The foregoing description of the Settlement Agreement does not purport to be complete, and is qualified in its entirety by reference to such exhibit.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gridsum Holding Inc.

By:	/s/ Ravi Sarathy
Name:	Ravi Sarathy
Title:	Chief Financial Officer

Date: October 23, 2020

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Exhibit Index

Exhibit 99.1 — Settlement Agreement dated October 22, 2020

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